UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

The9 Limited Announces Receipt of Minimum Stockholders Equity Notice from Nasdaq

The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on January 11, 2024, notifying the Company that it no longer complied with Rule 5550(b)(1) of the Nasdaq Listing Rules due to the Company’s failure to maintain a minimum of $2,500,000 in stockholders’ equity. The Nasdaq notification letter was based on the Company’s Form 6-K dated December 29, 2023, disclosing the unaudited financial information as of and for the six months ended June 30, 2023, and noted that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations. The Nasdaq notification letter does not result in the immediate delisting of the Company’s securities.

Pursuant to Rule 5810(c)(2) of the Nasdaq Listing Rules, the Company has 45 calendar days (no later than February 26, 2024) to submit a plan to regain compliance with the foregoing listing requirement. To the extent the Company’s compliance plan is accepted, it may be granted an extension of up to 180 calendar days from the date of the Nasdaq notification letter to evidence compliance. While the Company intends to submit its compliance plan to address the foregoing deficiency, the Company cannot provide any assurance that it will be able to present a compliance plan that will be accepted by the Nasdaq staff. In the event the Company’s compliance plan is not accepted, the Company’s securities may be subject to delisting and the Company may have the opportunity to appeal the staff’s delisting determination to a Hearings Panel.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this current report is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: January 17, 2024